Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Protective Life Insurance Company:

We consent to the incorporation by reference in this registration statement on Form S-3 of Protective Life Insurance Company of our report dated March 30, 2021, with respect to the consolidated balance sheets of Protective Life Insurance Company and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income (loss), shareowner’s equity, and cash flows for the years then ended, and the related notes and financial statement schedules III to V and to the reference to our firm under the heading “Experts” in the registration statement. Our report dated March 30, 2021 refers to a change in accounting principle due to the adoption of Accounting Standards Codification (ASC) Topic 326, Financial Instruments — Credit Losses.

/s/ KPMG LLP

Birmingham, Alabama
April 12, 2021